Exhibit 99.3

August 23, 2017

“Bezeq” - The Israel Telecommunication Corp. Ltd.

Quarterly report for period ended
June 30, 2017

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Directors' Report on the State of the Company's Affairs for the period ended June 30, 2017

Interim Financial Statements as at June 30, 2017

Update to Chapter A (Description of Company Operations) of the
Periodic Report for 2016

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2016 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	General development of the Group's business

Section 1.1 - Group activities and business development (Merger of the Company and DBS) and on an event that deviates from the Company’s business

On June 20, 2017, the Israel Securities Authority (ISA) launched a public investigation (“the Investigation”) in which, among other things, the offices of the Company and DBS were searched and documents were seized. As the ISA informed the Company, the investigation addresses suspicions of crimes under the Securities Law and Penal Code in respect of transactions relating to the controlling shareholder. As far as the Company is aware, the investigation relates to the purchase of DBS shares by the Company from Eurocom D.B.S. Ltd., a company controlled by the Company’s controlling shareholder. The investigation was later expanded to include transactions to provide satellite communications services between DBS and Spacecom Communications Ltd. (“Spacecom”), a company controlled by the Company’s controlling shareholder, and with respect to dealings between the Ministry of Communications and the Company.

As part of the investigation, the Chairman of the Company’s Board of Directors, CEO of the Company, the CEO and CFO of DBS were questioned, and as far as the Company is aware also other senior officers and functionaries in the Group (“Those Under Investigation”).

At of the date of the report, some of Those Under Investigation were released with certain restrictions, which include restrictions on contact with employees and senior officers of the Bezeq Group and Eurocom as well as other restrictions.

Restrictions were imposed on the Chairman of the Board which include, inter alia, dealing with matters relating to the Ministry of Communications and/or DBS. He is also barred from being in contact with members of the Board of Directors, senior officers and employees of the Group companies. Matters relating to the Bezeq Group companies (excluding DBS) may only be handled by the CEOs of those companies (excluding the CEO of the Company and of DBS) and/or through the director David Granot, who was appointed Interim Acting Chairman of the Board of the Company, and this pursuant to agreements reached between the Chairman of the Board of the Company and the ISA.

Restrictions were imposed on the CEO of the Company which include, inter alia, dealing with the Company’s regulatory affairs exclusively with and through the Acting Chairman of the Board, engaging in transactions with the controlling shareholders and activity with the controlling shareholder, handling the affairs of DBS (except for marketing matters relating to DBS, with and through the Company’s VP Marketing). She is also barred from making direct or indirect contact with members of the Company’s Board of Directors (excluding the Acting Chairman of the Board).

Following the opening of the public investigation, during the months June - August 2017, several legal proceedings were initiated against the Company, its senior officers and companies in the group that hold the controlling interest in the Company, including motions to certify a class action and to disclose documents prior to the filing of a motion for certification of a derivative claim. For information about these proceedings, see the update to Section 2.18.

For information on this matter, see also the Company’s Immediate Reports dated June 20, 22 and 23, 2017, and dated July 11, 14, and 23, 2017, included here by way of reference.

On the Second Contingent Payment under the terms of the Purchase Transaction

The Company revised the estimate of the Second Contingent Payment in view of its assessment that it is now unlikely that the merger of DBS with the Company will take place in 2017, and taking into account the revised forecast for the free cash flow of DBS for 2017. According to the agreement between the parties, and insofar as the final amount2 of the contingent payment is deducted from the advance amounts that the Company paid Eurocom D.B.S. in respect of that payment (in the amount of NIS 119 million), Eurocom D.B.S. will have to return the difference to the Company. On this matter, see also Note 4.2 to the Company's financial statements for the period ended June 30, 2017.

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2016 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	The final settlement of accounts is expected to be soon after the signing of the Company’s financial statements for 2017 (or at the date of the merger, whichever is earlier).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

In view of the updated estimate of the Second Contingent Payment, and in light of reports that discussions are underway between companies in the Eurocom Group and their creditors, in August 2017 the Company wrote to Eurocom D.B.S. (with a copy to the banks, who to the best of its knowledge are the principal creditors of Eurocom Group) asking for information about the ability of Eurocom D.B.S. to make the payment to the Company and with a request to be party to the discussions with Eurocom Group’s creditors, and to any move that involves a change in the collaterals or assets of Eurocom Group. In response, Eurocom D.B.S. replied to the Company that discussions are in fact underway with bank creditors in an effort to settle Eurocom Group’s debt package by consent, that it is working and intends to continue to work in full transparency on this matter, that as the discussions progress it will certainly wish to discuss the subject with the Company and that it will update the Company fully with the details of the evolving discussions, that are relevant to the Company, and in a manner that will provide the Company with a full picture.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 578 million in respect of profits from the second half of 2016 that was approved by a general meeting of the Company’s shareholders on May 9, 2017, and that were distributed on May 29, 2017, and a recommendation by the Board of Directors on August 23, 2017 in connection with a dividend distribution in the amount of NIS 708 million in respect of profits in the first half of 2017, see Note 10 to the Company’s financial statements for the period ended June 30, 2017.

Outstanding, distributable profits at the report date - NIS 708 million (surpluses accumulated over the last two years, after subtracting previous distributions).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Section 1.5.4 - Main results and operational data[3]

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	1,058	1,078	1,082	1,089	1,100	1,112
Operating profit (NIS million)	496	513	481	519	540	536
Depreciation and amortization (NIS million)	177	180	161	188	185	183
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	673	693	642	707	725	719
Net profit (NIS million)	317	319	235	343	326	328
Cash flow from current activities (NIS million)	465	600	482	526	517	539
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	219	210	205	207	227	195
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	16	10	15	22	54	41
Free cash flow (NIS million)(2)	262	400	292	341	344	385
Number of active subscriber lines at the end of the period (in thousands)(3)	2,077	2,100	2,119	2,137	2,151	2,167
Average monthly revenue per line (NIS) (ARPL)(4)	55	57	56	58	58	59
Number of outgoing minutes (in millions)	1,100	1,180	1,139	1,297	1,257	1,316
Number of incoming minutes (in millions)	1,220	1,281	1,252	1,383	1,314	1,348
Number of active subscriber lines at the end of the period (in thousands)(7)	1,593	1,580	1,558	1,539	1,521	1,503
Of which the number of active subscriber lines at the end of the period - retail (in thousands)(7)	444	414	377	347	323	290
Average monthly revenue per Internet subscriber (NIS) - retail	91	91	90	89	90	91
Average bundle speed per Internet subscriber - retail (Mbps)(5)	47.2	45.1	43.2	41.8	40.2	38.9
Churn rate (6)	2.4%	2.8%	2.4%	2.6%	2.4%	2.9%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

[3]	On the initial application of IFRS 15 - Revenue from Contracts with Customers, commencing January 1, 2017, see Note 3.2 to the Company’s Financial Statements for the period ended June 30, 2017.
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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

B.	Pelephone

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenue from services (NIS million)	449	435	439	468	456	455
Revenue from sale of terminal equipment (NIS million)	183	193	213	181	202	216
Total revenue (NIS million)	632	628	652	649	658	671
Operating profit (NIS million)	30	5	(4)	27	8	1
Depreciation and amortization (NIS million)	99	94	89	92	95	104
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	129	99	85	119	103	105
Net profit (NIS million)	34	16	3	32	13	13
Cash flow from current activities (NIS million)	193	117	65	152	180	185
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	82	73	63	64	63	51
Free cash flow (NIS million) (1)	111	44	2	88	117	134
Number of subscribers at the end of the period (thousands) (2) (5)	2,410	2,430	2,402	2,348	2,260	2,692
Average monthly revenue per subscriber (NIS) (ARPU) (3) (6)	61	60	62	68	68	57
Churn rate (4)	6.1%	7.9%	6.3%	6.1%	6.2%	5.2%

(1)	Regarding the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period. The churn rate in Q2 2017 does not include the effect of the disconnection of 83,000 CDMA subscribers when the network was closed down and in Q2 2016 it does not include the writing off of CDMA subscribers as noted in note 6.

(5)	Regarding the writing off of the CDMA subscribers, see Section 3.4 in the Description of Company Operations in the 2016 Financials (“Section 3.4”). On June 28, 2017, Pelephone discontinued operation of the CDMA network, as a result of which 83,000 subscribers ceased to receive service and were written off the subscriber listings.

(6)	In Q2 2016, Pelephone wrote off 499,000 CDMA subscribers. The effect of writing off the CDMA subscribers led to an increase of NIS 10 in Pelephone’s ARPU in Q1 and Q2 2017 and an average of NIS 12 in Q2, Q3 and Q4 2016. The effect of writing off the subscribers on the ARPU for the whole of 2016 is NIS 9.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

C.	Bezeq International

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	407	384	392	384	377	395
Operating profit (NIS million)	45	49	47	45	47	37
Depreciation and amortization (NIS million)	33	33	34	35	35	33
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	78	82	81	80	82	70
Net profit (NIS million)	33	36	33	33	33	26
Cash flow from current activities (NIS million)	69	52	86	65	69	49
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	46	29	25	24	33	37
Free cash flow (NIS million) (1)	23	23	61	41	36	12
Churn rate (3)	5.0%	5.3%	5.2%	5.5%	4.5%	5.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long-term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Revenues (NIS million)	416	424	438	434	434	439
Operating profit (NIS million)	49	52	68	62	77	57
Depreciation and amortization (NIS million)	71	70	71	75	74	76
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	120	122	139	137	151	133
Net profit (loss) (NIS million)	(151)	19	395	(142)	(114)	(71)
Cash flow from current activities (NIS million)	169	51	207	154	110	158
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	52	60	41	50	58	59
Free cash flow (NIS million) (1)	117	(9)	166	104	52	99
Number of subscribers (at the end of the period, in thousands) (2)	603	608	614	618	623	629
Average monthly revenue per subscriber (ARPU) (NIS)(3)	229	232	237	233	231	231
Churn rate (4)	3.8%	4.3%	3.6%	4.5%	3.6%	4.2%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers. The average monthly revenue was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Section 1.7 - General environment and the influence of outside factors on the Group's activity

State Comptroller’s Report dated July 12, 2017

On July 12, 2017, the State Comptroller published a report regarding the Ministry of Communications' actions to regulate the fixed-line communication segment. By its very nature, the State Comptroller's report deals with criticism of government ministries (primarily with respect to issues pertaining to the Company) and its findings are directed at those entities

The report includes three reports on the following topics:

-	Implementation of the wholesale market reform.

-	The investment in infrastructures in the fixed-line communications segment, and structural aspects, including reference to the Ministry of Communications’ actions in connection with the cancellation of the structural/corporate separation in the Company.

-	The Prime Minister’s conflicts of interests in his capacity as Minister of Communications.

The Company is unable to evaluate the impact of the aforementioned report on it, if at all.

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

Section 1.7.2.1(B) - Cancellation of the structural separation and the announcement of the Director General of the Ministry of Communications from December 21, 2016 - to the best of the Company’s knowledge, the Ministry of Communications appointed a team that includes a Ministry of Finance representative, who is charged with advancing the cancellation of the structural separation. The Company believes that the chances of concluding the hearing proceedings in 2017 are slim.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Section 1.7.3.5 - Wholesale telephony market - on May 18, 2017, the then Acting Minister of Communications issued a decision regarding the “format for provision of telephony services for resale and setting the payment thereof on Bezeq's network.” According to the decision, the Acting Minister of Communications adopted the recommendation of the Ministry's professional echelon, and determined the following:

A.	A format was determined for provision of telephony services whereby the Company will allow another license holder to purchase telephony services from the Company to enable incoming and outgoing for customers of other license holders. The telephony service for resale will be provided for one year from July 31, 2017[4] , after a two-month preparation period.

B.	Maximum payments were set for the service, including a fixed monthly payment of NIS 16 per line and variable payment for outgoing calls of 1.6 agorot per minute of outgoing call.

The final maximum payments will be determined after a hearing has been held and if it becomes clear in the hearing that the payments must be adjusted, an appropriate amendment will be made to the payments and amounts will be offset (retroactively from the date of the decision) between the relevant operators.

C.	The date of provision of wholesale telephony services (at wholesale prices) on the Company's network was postponed for the 14 months of the arrangement. Moreover, the decision stated that the option to extend the arrangement or turn it into a permanent arrangement will be reviewed (a recommendation on this matter will be put for a public hearing).

On June 28, 2017, the Company submitted its comments on the hearing in which it argued, inter alia, that there were serious defects in the calculations on which the maximum payments recommended for the service are based, and that these tariffs are lower than they should be.

The Company is ready to provide the service from July 31, 2017.

[4]	The original date set in the decision is July 17, 2017, however the relevant regulations were published on June 1, 2017 and they stipulate that the regulations will enter into force 60 days from their date of publication.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

The Company believes that implementation of the above service may have an adverse effect on its financial results. Nevertheless, at this stage, the Company is unable to estimate the extent of the effect since it depends on different variables, including the results of the late hearing, the marketing of the services by competitors, the volume of customer demand for calls and the price levels of alternative products currently available on the market (such as VoB services), etc.

On this matter, see also the Company’s Immediate Report dated May 23, 2017 (to which the decision of the Acting Minister of Communications and recommendations of the professional echelon in the Ministry of Communications were attached), included here by way of reference.

Notably, the tariffs for HOT’s wholesale services were published on June 26, 2017.

Section 1.7.4 Additional regulatory aspects relevant to the entire Group or several Group companies

Section 1.7.4.5 - Consumer Legislation

A.	On July 26, 2017, the Consumer Protection Bill, Amendment no. 55 (Professional human response on IVR systems), 2017, passed its first reading. Accordingly, the dealers listed in the Second Schedule to the Consumer Protection Law will be obligated to provide a human response after the option to choose a language on an IVR system, where the waiting time will not be more than the number of minutes that has yet to be defined and consumers will not be directed to a voice mail service. Insofar as the bill is approved in its current format, the costs of operating the call centers of the Group’s companies are likely to increase significantly.

B.	On August 15, 2017, the Company received a request to produce documents from the Consumer Protection and Fair Trade Authority, whereby the Authority is conducting an investigation against the Company on suspicion of breaches of the Consumer Protection Law. Among other things, the request is for data and detailed information in relation to consumers of surfing packages and/or the Company’s internet infrastructures. The Company must respond to the request by September 3, 2017.

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.7.2 – Domestic fixed-line communications infrastructure and equipment

On the expansion of the distribution of optical fiber infrastructures to the customer’s premises as a basis for future provision of more advanced and broadband communication services than those currently provided - since by the end of 2016 the distribution of optical fibers was significant whereas advanced technologies that facilitate extensive high-speed provision of the service are still being tested and have not yet reached the necessary technological readiness, the Company slowed the pace of distribution of the fibers significantly in 2017. The Company is focusing its efforts on testing the readiness of the new technologies, which will allow it to provide the service more extensively, and on investments in the existing network with the purpose of increasing the bandwidth, quality and durability of the network.

Section 2.9.5 - Officers and senior management in the Company

On the approval of an amended compensation policy for the Company – on April 5, 2017, a special general meeting of the Company’s shareholders approved the amendments to the compensation policy according to the text attached as an addendum to the Report on Call for a General Meeting that was included in the 2016 Financials by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13 - Financing

Section 2.13.1 – Average and effective interest rates on loans, Section 2.13.4 - Credit received during the Reporting Period / commitments to extend credit, and Section 2.13.5 - Company debentures

Debentures

In May and June 2017, the Company completed an issuance of debentures in the total amount of NIS 1.1 billion par value as follows:

1.	Public issuance of NIS 384,467,000 par value debentures (Series 9) by way of an expansion of series, in accordance with a shelf prospectus from May 2014, as amended due to a clerical error in June 2014 (“the Shelf Prospectus”) and a shelf offering report dated May 25, 2017 (“the Shelf Offering Report”).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

2.	Issuance of traded Series 6 and 10 debentures of the Company to the bearers of Series B debentures of DBS, which are traded on the TASE's TACT (Tel Aviv Continuous Trading) Institutional System (“DBS Debentures”), in consideration of debentures of DBS that they own. The issuance took place in accordance with the shelf prospectus and the shelf offering report, as follows: NIS 125,000,000 par value DBS debentures were exchanged for NIS 125,750,000 par value debentures (Series 6), and NIS 436,307,797 par value DBS debentures were exchanged for NIS 481,683,808 par value debentures (Series 10).

3.	Two private placements of Series 9 debentures of the Company to classified investors in the total amount of NIS 108,000,000 par value, to which restrictions apply regarding resale, as defined in Section 15C of the Securities Law and under the Securities Regulations (Details Concerning Sections 15A - 15C of the Law), 2000.

With respect to all the foregoing, see also the Company’s Immediate Reports dated May 25, 2017, May 29, 2017, June 4, 2017, June 11, 2017 and June 18, 2017, included here by way of reference as well as Note 8 to the Company’s financial statements for the period ended June 30, 2017.

Exercising of commitment to extend credit

On June 15, 2017, the Company completed the receipt of credit from financial institutions / banks in the total amount of NIS 900 million, based on undertakings given to it as described in the 2016 Periodic Report.

On June 1, 2016, the Company repaid the last principal payment for Series 8 debentures thus securing final redemption of the debentures.

The following is an up-to date table of the distribution of long-term loans (including current maturities), including information about the aforementioned issuances and credit:

Loan term	Source of financing	Principal amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2017
	Banks	852	Unlinked NIS	Variable, based on prime rate*	1.74%	1.75%	1.27%-1.80%
	Banks	2,243	Unlinked NIS	Fixed	4.39%	4.44%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.51%	1.57%	1.51%-1.57%
	Non-bank sources	3,260	Unlinked NIS	Fixed	3.87%	3.98%	3.65%-6.65%
	Non-bank sources	3,976	CPI-linked NIS	Fixed	2.30%	2.35%	2.20%-3.70%

*	Prime interest rate in July 2017 – 1.6%.

**	YSTL yield per year (518) – 0.114% (average for the last 5 days of trading in May 2017) for the interest period commencing June 1, 2016.

Section 2.13.6 - Credit rating

On April 24, 2017, Standard & Poor's Maalot Ltd. (“Maalot”) affirmed a rating of ilAA/Stable for the Company and its debentures (Series 6-10) and for Pelephone and DBS, as detailed in the full rating report published in an Immediate Report issued by the Company on April 24, 2017, which is included here by way of reference.

Furthermore, for the purpose of issuing the Company debentures as part of an expansion of series and exchange of the DBS debentures as noted in the above update, the following ratings were approved:

1.	Approval from Midroog Ltd. for a rating of Aa2.il, outlook stable, for Series 6-10 debentures of the Company and for debentures of the Company in the amount of up to NIS 1.1 billion par value by means of an expansion of existing series of debentures and/or as part of an exchange of DBS debentures with debentures to be issued by the Company. On this, see immediate reports published by the Company on May 21, 2017 May 25, 2017, which are included in this report by way of reference.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

2.	Maalot approval for an ilAA/Stable rating for debentures in the amount of up to NIS 1.1 billion par value to be issued by the Company by means of an expansion of one or more of the Series 6-10 for a cash payment and/or against an exchange for DBS debentures. On this, see immediate reports published by the Company on May 22, 2017 May 25, 2017, which are included in this report by way of reference.

On this matter, see also Section 4 of the Directors Report.

Section 2.14 - Taxation

For information about taxation, see Note 5 to the Company’s Financial Statements for the period ended June 30, 2017.

Section 2.16 – Restrictions and control of the Company’s operations

Section 2.16.1 - Control of Company tariffs

On June 27, 2017, the Company received a hearing letter from the Ministry of Communications. According to the hearing documents, the Ministry is considering two alternatives to the present tariff control mechanism for telephony services:

(1)	To convert the existing supervisory method that sets fixed rates (FIX) to maximum rates; the main telephony services (telephone line - NIS 57.92 including VAT, and 1.87 agorot including VAT for calls) will be set in relation to the updated costs structure; for most of the additional services, the present tariff will become the maximum tariff and price control will be lifted for some of the services.

(2)	To remove price control from the main telephony services - telephone line and calls, and from additional services that are currently supervised in the form of fixed tariffs, and to set a maximum price for a “supervised bundle” which will include a telephone line and call minutes which the Company will offer customers who wish to subscribe to this service, similar to the alternative payments package currently offered by the Company for which there is most demand.

Similarly, it is proposed that only existing subscribers of the alternative payments package for the "Kav Kal" (Light Line) service will be able to continue to receive it. The Ministry of Communications is also considering determining that price supervision will be lifted on PRI channels and the price control on their call components will be cancelled.

On August 13, 2017, the Company submitted its comments on the hearing letter, opposing the proposed tariffs. The Company believes that the change in the control mechanism being considered in the hearing, insofar as this change is implemented, will negatively affect its financial results. The Company believes that its retail tariffs will be affected in parallel also as a result of the setting of wholesale prices for telephony services (see Section 1.7.3).

On this, see also the Company’s Immediate Report dated June 28, 2017, (to which the hearing letter is attached) included here by way of reference.

Section 2.18 – Legal proceedings

Pending proceedings - Subsection (B) - on a claim and motion for its certification as a derivative claim concerning an agreement for the purchase all the holdings and shareholders loans of Eurocom D.B.S. Ltd. in DBS by the Company - pursuant to the court’s decision on July 2, 2017, on July 17, 2017, the Israel Securities Authority submitted its position in connection with the possibility of continuing the purchase process in view of the ISA investigation (see update to Section 1.1). Based on the ISA’s position, in view of the fact that the investigation is complex, convoluted and involves a large number of parties, and it is still in its early stages, the ISA’s position is that the purchase process should be delayed at the present time. Subsequently, the court decided on a stay of proceedings in this case until November 2017, when the ISA is scheduled to submit an updated announcement.

Pending proceedings - Subsection (E) - on a claim and motion for its certification as a class action relating to a campaign by the Company to upgrade the internet surfing speed - on April 3, 2017, a ruling was handed down on this action certifying the plaintiff’s application to abandon the motion to certify the claim as a class action and dismissing the plaintiff’s personal claim, and this after, in its response, the Company drew attention to advertisements in which it had specified the exclusions to the campaign.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Pending proceedings - Subsection (H) - on two motions for the certification of class actions claiming that the Company charges a monthly payment, unlawfully and without consent, for support and/or liability services as part of using its internet infrastructure, and a court ruling from March 26, 2017 to strike out the later motion in view of the similarity between the two motions - on May 14, 2017, the Company received notice of an appeal (that was filed in the Supreme Court on May 4, 2017) by the applicant in the later motion asking to strike out the earlier motion and continue the hearing in the later motion.

Pending proceedings - Subsection (I) - on two motions for the certification of class actions in connection with the antivirus service - on July 4, 2017, the Central District Court resolved to strike out the later motion (the motion for the amount of NIS 11 million) in view of the similarity between the two motions.

Legal proceedings that ended in the Reporting Period or by the date of publication of the report - subsection (B) - regarding a Supreme Court ruling which dismissed two appeals on a ruling of the Tel Aviv District Court (Economic Department) which dismissed two (consolidated) motions to certify derivative actions concerning the distribution of dividends and loans of the Company - on April 6, 2017, the Company received a copy of a petition to hold another hearing on the case that was filed by one of the appellants.

New proceedings:

1.	In April 2017, the Company received a class action certification motion which was filed in the Tel Aviv District Court against the Company and against its subsidiary, Walla! Communications Ltd., Yad2 and an advertising company owned by Walla (hereinafter collectively, the “Respondents”). The motion pertains to the Company’s B144 service, which enables businesses to advertise on the Internet (the “Service”). According to the petitioner, the Respondents charged subscribers to the Service unlawful charges The petitioner estimates the class action amount at NIS 1.11 billion (based on an estimate of 300,000 customers and compensation of NIS 3,700 per customer). Notably, in May 2017, the Company received another claim together with a class action certification motion (which was filed in the Tel Aviv District Court) the subject of which is similar to this claim and alleging that unlawful amounts had been charged for the Company’s B144 service. According to the information in the motion, the amount of the class action cannot be estimated. The Company filed a motion to abandon the first motion in limine. Furthermore, a motion was filed to consolidate the two proceedings in view of shared questions and partial identity of the groups in both proceedings.

2.	On June 28, 2017, the Company learned of two motions for the certification of class actions that were filed in the Tel Aviv District Court (Economics Department) by shareholders of the Company. The subject of the motions is a transaction from 2015 in which the Company acquired from Eurocom D.B.S. Ltd (a company controlled by the Company's controlling shareholders) the balance of shares of the subsidiary D.B.S Satellite Services (1998) Ltd ("DBS") that it held ("the Transaction”):

The first motion was filed against the Company, Chairman of the Company’s Board of Directors, members of the Company’s Board of Directors, CEO of the Company, the CEO and CFO of DBS and companies in the Eurocom Group (including companies that are controlling shareholders of the Company, whether directly or indirectly) in the name of all those who purchased Company shares between February 11, 2015, and June 19, 2017 (excluding the Respondents and/or those acting on their behalf and/or connected with them). In the motion it is argued that the report concerning the Transaction was misleading and/or deficient, and on account of which due to the opening of a public investigation into the Transaction by the ISA the public has become aware of details concerning the Transaction and its implementation, which led to a drop in the Company's share price in the days following the disclosure and analysis of the new information, such that the estimate of damage caused to the Company's shareholders as a result of the disclosure is approximately NIS 1.3 billion. The Petitioner argues that the Respondents acted contrary to the provisions of the Securities Law, 1969 and contrary to the provisions of additional laws, and caused holders of the Company's securities heavy financial losses, amounting to millions of shekels if not more.

The second motion was filed against the Company, Chairman of the Company’s Board of Directors, members of the Company’s Board of Directors, and companies that are controlling shareholders of the Company, B Communications Ltd. and Internet Gold - Golden Lines Ltd. in the name of three sub-groups - anyone who acquired (1) shares of the Company, (2) shares of B Communications Ltd, and (3) shares of Internet Gold - Golden Lines Ltd. on the Tel Aviv Stock Exchange between May 21, 2015 and June 19, 2017. The Petitioner argues that the public that invested in the aforementioned shares was seriously misled, which was uncovered following the opening of a public investigation into the Transaction by the ISA on June 20, 2017, whereby the increase in the cash flow of DBS as reported in the Company's financial statements was artificially inflated, according to their claim, thereby misleading reasonable investors who based themselves on DBS cash flow data to estimate its worth, which led to over-valuation of the above companies. The Petitioner estimates the damage caused to the sub-group of Company shareholders at NIS 568 million. The Petitioner also claims additional damage caused to the groups of shareholders in B Communications and Internet Gold-Golden Lines Ltd.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

On July 24, 2017, the decision of the District Court which heard the motions was received, whereby the date for filing the Company’s response to the motions was extended until further notice.

3.	In July 2017, the Company was served with a motion to certify a class action that was filed in the Tel Aviv District Court. The subject of the motion is a transaction for the purchase of DBS shares (in this section “DBS Transaction”) as well as a transaction to continue the agreement between DBS and Spacecom (in this section the “Spacecom Transaction”). The motion was filed against the Company and members of the Company’s Board of Directors in the name of a group of people who are or had been Company shareholders, whether directly or indirectly, by various public or institutional bodies, all in the period between June 20, 2017 and June 29, 2017, and for the period relating to the publication of the failure in connection with the Spacecom Transaction from July 11, 2017. In the motion it is argued that in the circumstances described in the motion, there are four causes of action: breach of duty of care, breach of fiduciary duty, discrimination against the minority and the transfer of misleading information. According to the Petitioners, the damage caused is expressed as a decline in the value of the Company’s share at the stage when the ISA summoned for investigation those involved acting for the Company and as a result, the alleged failures relating to the DBS Transaction were reported. The Petitioners estimate that the damage caused to the class as a result of the decline in the value of the Company’s share is NIS 2 billion (including the damage caused after the publication of the affair relating to the continued contract with Spacecom).

4.	In June - August 2017, Company shareholders filed several motions in the Tel Aviv District Court against the Company and DBS (not including two motions that were filed only against the Company). The motions were to disclose documents prior to filing a motion for certification of a derivative claim under Section 198A of the Companies law, where the background to these motions is the public investigation being conducted by the ISA, which began on June 20, 2017 and was expanded, as announced by the Company, on July 11, 2017 also with respect to the DBS - Spacecom transaction, as defined below (see update to Section 1.1).

In some of these motions, the court was moved to instruct the Company (and DBS, as applicable) to submit to the Petitioners documents and information in connection with the agreement for the Company’s purchase of DBS, and specifically in connection with the Second Contingent Payment according to that agreement (payment of NIS 170 million which is contingent on DBS meeting free cash flow targets in the period 2015-2017). In this context, it is noted that in June 2017, another motion was received in the Company’s offices to disclose documents prior to the filing of a derivative claim which was sent to the Company prior to applying to the court and includes a request to disclose various documents on the same subject.

In some of the motions, the court was moved to instruct the Company (and DBS, as applicable) to submit to the Petitioners certain documents in connection with an interested party transaction between DBS and Spacecom from 2013, as amended early in 2017 (in this section: the “DBS - Spacecom Transaction”).

In an additional motion, the court was moved to instruct the Company and DBS to submit to the Petitioner documents and information also in connection with the agreement for the Company’s purchase of DBS and in connection with the DBS - Spacecom Transaction. In this motion, the Petitioner wishes to explore the filing of a motion to certify a derivative claim against officers in the Company and DBS who were in breach of their fiduciary duty against the Company in these transactions, according to the Petitioner, where the relief requested is to return all the benefits they received for their positions in the Company or DBS (salary, bonuses, management fees, etc.).

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1 - General information about the area of operations

Section 3.1.5.1 - on April 20, 2017, permission was received from the Ministry of Communications to operate the LTE Advanced technology (LTEA).

Section 3.2 - Services and Products

Section 3.2.2 - in April 2017, the Finance Minister announced an economic plan that includes, inter alia, the elimination of import duties and purchase taxes. As part of this plan, the Finance Ministry decided to abolish purchase tax on imported cellular devices, which had been 15% of the value of the device.

Section 3.7 - Property, plant and equipment

Section 3.7.1.1 - in April 2017, Pelephone received approval to close down the CDMA network on July 30, 2017, or earlier with the Ministry’s approval. On June 28, 2017, Pelephone discontinued operation of the CDMA network, in accordance with the amendment to its license on this matter.

Section 3.8 - Intangible assets

Pelephone returned to the national pool of frequencies two frequency bands, both on the 1 mega bandwidth, in the 850 Mhz spectrum and towards the end of April 2017 Pelephone received a temporary allocation of 5 mega bandwidth on the 1800 Mhz spectrum. This allocation is for limited use and for a limited period and it will expire at the end of 2019 or earlier, according to the conditions specified in the allocation.

Section 3.9 – Human resources

Sections 3.9.2 and 3.9.5 - on April 27, 2017, a new collective labor agreement was signed by Pelephone and the New General Federation of Workers (“the Histadrut”) and Pelephone’s workers’ committee, replacing the collective agreement that expired on December 31, 2016. The main points of this agreement are:

1.	The agreement applies retroactively from January 1, 2017 and up to December 31, 2019. After this date, the agreement will be extended automatically for 18-month periods, unless one of the parties gives notice that it wishes to change it.

2.	The inclusion of mechanisms which include the Committee in decisions concerning the termination of permanent employees, the implementation of disciplinary measures against them and restructuring of the organization, while allowing for administrative flexibility which would make it possible to operate in a competitive and dynamic market.

3.	The determination of quotas for streamlining-related dismissals and annual salary increments, various financial benefits and annual bonuses based on Pelephone’s business results to be given to employees during the term of the Agreement. The ongoing costs of the agreement are not materially different from the previous collective agreement.

4.	The open labor dispute declarations are cancelled.

Section 3.16 – Legal proceedings

Section 3.16.1(A) - On an appeal filed in the Supreme Court against a decision by the District Court to dismiss a claim and a motion for its certification as a class action that was filed against cellular operators, including Pelephone, for the collection of VAT from customers who use cellular services while they are outside Israel - on July 3, 2017, the Supreme Court issued a ruling accepting the Petitioners’ appeal against the decision to dismiss the claim and the hearing will be returned to the District Court to rule on the question of whether monies were collected unlawfully for cellular services abroad. According to the Supreme Court ruling, if the District Court rules in favor of the issue and Pelephone is required to refund the collected VAT to its customers, a claim for indemnification against the Tax Authority will be possible for these amounts that it will be required to refund. Furthermore, it was determined that in the context of prepaid service bundles for use overseas, the VAT rate is zero. According to Pelephone’s initial estimate, the implication of the Supreme Court ruling is that the results of the aforementioned process will have no significant repercussions for Pelephone.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Section 3.16.1(G) - On a claim and motion for its certification as a class action against Pelephone, in which it is argued that Pelephone is in breach of the portability plan / rules, so that when attempting to move to another operator (the receiving operator), the Plaintiff discovered that Pelephone (the deserted operator) had deliberately blocked her from moving to a competitor. When contacting Pelephone to clarify the matter, the unacceptable motive for the blockage, the attempt to retain her as a customer and prevent her moving to a competitor, were discovered. Furthermore, injunctions are sought to prevent such blocking. On March 28, 2017, the court approved abandonment of the motion, striking out of the motion for certification and dismissal of the Plaintiff’s personal claim.

Section 3.16.1(H) - on a claim and class action certification motion against Pelephone which alleges that Pelephone opted customers to the Smart Call service (a service that blocks incoming calls from various call centers, including the call centers of Pelephone’s competitors), without their consent or knowledge - on May 7, 2017, the court authorized the applicant to abandon the motion for certification of the class action against Pelephone and it dismissed his personal claim against Pelephone.

Section 3.16.1(I) - On a claim and motion for its certification as a class action against Pelephone alleging that Pelephone overcharges for calls made to Israel from abroad on the Travel track, and that it charges a higher tariff instead of a call on the savings plan, due to the fact that the calls were made using the prefix 972 - on June 4, 2017, a ruling was issued dismissing the motion for certification and the Plaintiff’s personal claim without ordering costs.

4.	Bezeq International – international communications, Internet and NEP services

There are no updates to this chapter.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. ("DBS")

Section 5.1 - General information about the area of operations

Recently, competition has increased as new players are beginning to launch low-priced internet-based television services and existing players become more firmly established. In April 2017, Triple C Cloud Computing Ltd. launched an internet-based television service. In July 2017, Netflix launched a Hebrew interface and Partner also launched an internet-based television service. Likewise, in March 2017, HOT launched a new internet-based television service and in August 2017 it announced the launching of an additional television service commencing September 2017. Additionally, in August 2017, Rami Levy announced the launching of a new television service over the internet which will also begin in September 2017.

DBS believes that this intensification of the competition could have a significant adverse effect on its operations and results.

DBS's opinion in this instance is forward-looking information, as defined in the Securities Law, based in part on the announcements of the new players. This assessment may not materialize, or it may materialize differently than expected, depending, inter alia on the dependence, manner in which these television services develop and are established, the entry of additional players, as well as the question of the application of regulatory matters with respect to these television services.

Section 5.1.2.6 - at the date of this report, the Knesset is discussing a government bill to amend the Communications Law. Among other things, the bill addresses issues that are similar to the must-sell regulations in the area of sports content that were also discussed by the Filber Committee, including the granting of a license for broadcasting a sports channel or a significant sports operator by their producers. At the date of the report, DBS is unable to estimate whether the aforementioned bill will be implemented in legislation and in what format, and it is also unable to estimate what effect it will have on DBS’s business.

Section 5.2 – Products and services

In July 2017, DBS announced that in Q4 2017 it expects to launch a service called “StingTV”, which will include linear television channels, VOD service and other content of DBS, including original Israeli productions, children’s content, documentaries, imported series and other content. The service will be based on the Android TV operating system which allows content to be viewed by streaming, smart TV and other terminal devices such as tablets, smartphones and PCs.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2016

Regarding the timing and format of the launching of this service, DBS's opinion is forward-looking information, as defined in the Securities Law, based in part on DBS’s assessment of this service. This assessment may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part taking into account its agreements with various service providers in connection with the service, their performance and the relevant time frame.

Section 5.6.1 - Competitors in the market

On the entry of new competitors to the television market, see the update to Section 5.1.

Section 5.13.2 - Institutional financing

In July 2017, DBS repaid the balance of the Series 1 debentures, as a result of the liens registered in favor of Trustee A were lifted.

On the purchase of Series 2 debentures of DBS by the Company (while at the same time issuing debentures of the Company), see the update to Section 2.13.

Section 5.15.1 - S&P Maalot ratings for DBS and its debentures

On the affirmation of an ilAA/Stable rating by Standard & Poor's Maalot Ltd. for DBS (as part of the affirmation of the rating for the Company), see the update to Section 2.13.6.

Section 5.16.1 - Space segment leasing agreement:

In April 2017, the Company’s general meeting and the general meeting of Spacecom approved the engagement in the 2017 Agreement (see the Company’s Immediate Report dated April 3, 2017, which is included in this report by way of reference.

At the beginning of April 2017, the Amos 2 satellite reached the end of its commercial life and ceased providing services to DBS. At the date of this report, DBS uses the space segments on the Amos 3 and Amos 7 satellites.

Section 5.17 – Legal proceedings

New legal proceedings

For information about a public investigation that was launched by the ISA in June 2017, in which context the CEO and CFO of DBS, among others, were questioned, see the update to Section 1.1.

For information about a motion to certify a class action that was filed, inter alia, against the CEO and CFO of DBS in connection with a transaction from 2015, in which the Company acquired from Eurocom D.B.S. Ltd (a company controlled by the Company's controlling shareholders) the balance of DBS shares that it held in connection with a transaction to acquire shares of the Company held by Eurocom, see the update to Section 2.18.

For information about motions filed in the Tel Aviv District Court (Economics Division) to disclose documents prior to filing a motion for certification of a derivative claim under Section 198A of the Companies Law, that were filed by Company shareholders against the Company and DBS, to submit documents and information in connection with an agreement to purchase DBS by the Company, and specifically in connection with the Second Contingent Payment under that agreement, see the update to Section 2.18.

For information about motions filed by Company shareholders in the Tel Aviv District Court (Economics Division) in July 2017, to disclose documents prior to filing a motion for certification of a derivative claim under Section 198A of the Companies Law, against the Company and DBS, to disclose certain documents in connection with an interest party transaction between DBS and Spacecom from 2013, as amended in 2017, see the update to Section 2.18.

For information about a motion to disclose documents prior to filing a motion for certification of a derivative action under Section 198A of the Companies Law, which was filed in July 2017 by a shareholder in the Company against the Company and DBS in the Tel Aviv District Court (Economics Division), in connection with benefits received by senior officers of the Company and DBS, in the context of a transaction to acquire shares of DBS held by the Company and a transaction with Spacecom, see the update to Section 2.18.

August 23, 2017
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

David Granot, Interim Acting Chairman of the Board of Directors

Stella Handler, CEO

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